File Nos. 812-13707

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

NORTHERN FUNDS

NORTHERN INSTITUTIONAL FUNDS

NORTHERN TRUST INVESTMENTS, N.A.

NORTHERN TRUST GLOBAL INVESTMENTS LIMITED

THE NORTHERN TRUST COMPANY OF CONNECTICUT

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED, EXEMPTING APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF

THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN

EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; PURSUANT TO SECTIONS

6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(l),

17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION 17(d) OF THE

ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT

ARRANGEMENTS

Please send all communications to:

Diana E. McCarthy, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

(215) 988-1146

Page 1 of 42 Pages, including Exhibits

Exhibit Index appears on Page 29

As filed on March 4, 2010

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	)	FIRST AMENDED AND RESTATED
In the Matter of	)	APPLICATION FOR AN ORDER
NORTHERN FUNDS	)	PURSUANT TO SECTION 6(c) OF
NORTHERN INSTITUTIONAL FUNDS	)	THE INVESTMENT COMPANY
NORTHERN TRUST	)	ACT OF 1940, AS AMENDED,
INVESTMENTS, N.A.	)	EXEMPTING APPLICANTS FROM
NORTHERN TRUST GLOBAL	)	SECTIONS 18(f) AND 21(b) OF THE
INVESTMENTS LTD.	)	ACT; PURSUANT TO SECTION
and	)	12(d)(1)(J) OF THE ACT FOR AN
THE NORTHERN TRUST COMPANY	)	EXEMPTION FROM SECTION
OF CONNECTICUT	)	12(d)(1) OF THE ACT; PURSUANT
	)	TO SECTIONS 6(c) AND 17(b) OF
	)	THE ACT FOR AN EXEMPTION
	)	FROM SECTIONS 17(a)(l), 17(a)(2)
	)	AND 17(a)(3) OF THE ACT; AND
	)	PURSUANT TO SECTION 17(d) OF
	)	THE ACT AND RULE 17d-1
	)	THEREUNDER TO PERMIT
	)	CERTAIN JOINT ARRANGEMENTS.

I. INTRODUCTION

Northern Funds (“NF” or a “Trust”), Northern Institutional Funds (“NIF” or a “Trust,” and together with NF, the “Trusts”), Northern Trust Investments, N.A. (“NTI”), Northern Trust Global Investments Limited (“NTGIL”) and The Northern Trust Company of Connecticut (“NTCC”) (each of NTI, NTGIL, and NTCC, an “Adviser,” and such entities together, the “Advisers,” and together with the Trusts, the “Applicants”) hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements as described below (the “Application”). Applicants request that the relief also apply to any other registered management investment company advised by an Adviser or any entity controlling, controlled by, or under common control with an Adviser (such entity included in the term “Adviser”) that currently, or in the future, is part of the same “group of investment companies” as the Trusts, as defined in Section 12(d)(1)(G)(ii) of the Act (included in the term “Trusts”).

Each Trust consists of multiple series (“Funds”). The Applicants hereby file this Application for an order permitting the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in this Application. Currently, certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements and other short-term investments with banks or other lenders, while other Funds may be borrowing money from banks for temporary purposes to satisfy redemption requests or for other temporary purposes. The Trusts propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed credit facility, the Funds intend to: (i) substantially reduce the costs that would be incurred in borrowing from banks and other lenders; and (ii) earn higher interest rates on their cash balances.

Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(l) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several participant, unless it has been approved by an order of the Commission. Section 18(f)(l) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

Applicants request an order to the extent necessary to establish and operate the proposed credit facility as described in this Application, subject to the terms and conditions set forth herein. The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II. BACKGROUND

A. The Trusts.

The Trusts are open-end management investment companies registered with the Commission under the Act.1 The Trusts are organized as Delaware statutory trusts, each with one or more separate investment portfolios with distinct investment objectives and policies. Certain of the Funds hold themselves out as money market funds in reliance on Rule 2a-7 under the Act (the “Money Market Funds”) that seek to maintain a constant per share net asset value of $1.00.

B. NTI, NTGIL and NTCC.

NTI, NTGIL and NTCC are each wholly-owned subsidiaries of The Northern Trust Company, which, in turn, is a wholly owned subsidiary of Northern Trust Corporation. NTI is organized as a national banking association, and NTGIL is a private company with limited liability under the laws of England and Wales. NTCC is a state bank and trust company organized under the laws of the State of Connecticut. Each Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. NTI serves as the investment adviser to NIF and NF. NTGIL serves as co-investment adviser with NTI to the NIF International Growth Portfolio and the NF International Growth Equity Fund and NF Global Fixed Income Fund. NTCC serves as co-investment adviser with NTI to the NF Multi-Manager Funds. NTI also serves as administrator of the Trusts. Each Fund is or will be advised by an Adviser.

C. Current Borrowing Practices.

At any particular time, while some Funds are entering into repurchase agreements, or investing cash balances in Money Market Funds or other short-term instruments2, other Funds may need to borrow money for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes.

The Trusts currently have a $100 million committed line of credit with a bank (the “Committed Credit Facility”) for short-term temporary purposes, including the funding of shareholder redemptions and trade settlements. The interest rate charged under the

[1]

All entities that currently intend to rely on the requested order have been named as Applicants. Any other entity that relies on the requested order in the future will comply with the terms and conditions set forth in the Application.

[2]

Each Fund may invest uninvested cash and cash collateral in one or more Money Market Funds in excess of the limits in Section 12(d)(1)(A) and (B). In the Matter of Northern Institutional Funds et al., Investment Company Act Release Nos. 25060 (July 11, 2001) (notice) and 25097 ( Aug. 1, 2001) (order). Certain of the Money Market Funds invest their cash jointly in repurchase agreements. In the Matter of the Benchmark Funds and The Northern Trust Company, Investment Company Act Release Nos. 21808 (Mar. 5, 1996) (notice) and 21867 ( Apr. 2, 1996) (order).

Committed Credit Facility depends on the type of loan. For base rate loans, the interest rate is the sum of the applicable margin (either 0.75% or zero) and the highest of (i) 0.50% in excess of the Federal Funds Rate, (ii) 1.00% in excess of the Adjusted LIBO rate and (iii) the prime lending rate. For LIBOR loans, the interest rate is the sum of the applicable margin (0.75%) and the LIBOR rate then in effect. For an IBOR loan, the interest rate is the sum of the applicable margin (0.75%) and the IBOR rate then in effect. In addition, there is an annual commitment fee of 12 basis points on the unused portion of the credit line under the agreement, payable quarterly in arrears.

When a Fund borrows money under the Committed Credit Facility, it would pay interest on the loan at a rate that is significantly higher than the rate that is earned by other (non-borrowing) Funds on investments in repurchase agreements, Money Market Funds, and other short-term instruments of the same maturity as the bank loan. Applicants assert that this differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

D. The Proposed Credit Facility.

The Trusts seek to enter into master interfund lending agreements (“Interfund Lending Agreements”) with each other on behalf of the Funds that would permit each Fund to lend money directly to and borrow directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”). The proposed credit facility would both substantially reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the proposed credit facility would substantially reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks. It is anticipated that the Committed Credit Facility will continue after the receipt of the requested order.

It is anticipated that the proposed credit facility would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the proposed credit facility under these circumstances would enable the Fund to have access to immediate short-term liquidity.

While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan. Under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or Money Market Funds. Thus, the proposed credit facility would benefit both borrowing and lending Funds.3

The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be the average of: (i) the “Repo Rate,” as defined below; and (ii) the “Bank Loan Rate,” as defined below. The Repo Rate for any day would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or its Adviser. The Bank Loan Rate for any day would be calculated by the Interfund Lending Committee, as defined below, each day an Interfund Loan is made according to a formula established by each Trust’s board of trustees (the “Trustees”) intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (e.g., Federal funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Trust’s Trustees. In addition, each Trust’s Trustees would periodically review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

The proposed credit facility would be administered by investment professionals and administrative personnel from one or more of the Advisers (the “Interfund Lending Committee”). No portfolio manager of any Fund will serve as a member of the Interfund Lending Committee. The proposed credit facility would be available to any Fund, although the Money Market Funds typically would not participate as borrowers. On any

[3]

In this respect, the Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund. Cf. Safeco Growth Fund. Inc., (avail. Mar. 4, 1985).

day on which a Fund intends to borrow money, the Interfund Lending Committee would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

Under the proposed credit facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Interfund Lending Committee on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.

The Interfund Lending Committee would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Committee believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

The Interfund Lending Committee would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to any portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Committee would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. The Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Committee has allocated cash for Interfund Loans, the Interfund Lending Committee will invest any remaining cash in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

The method of allocation and related administrative procedures would be approved by each Trust’s Trustees, including a majority of Trustees who are not “interested persons” of the Trust, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. The Advisers would report quarterly to the Trustees on the participation of the various Funds in the proposed credit facility. Each Trust’s Trustees would review at least quarterly each Fund’s participation in the proposed credit facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Fund’s participation in the proposed credit facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, an Adviser promptly would refer the loan for arbitration to an independent arbitrator selected by Trustees of the Funds involved, who would have binding authority to resolve any problem promptly.

The Advisers would: (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged. Each Adviser, through the Interfund Lending Committee, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the investment management contract with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility. An Adviser may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Such fees would be no higher than those applicable for comparable bank loan transactions.

If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information; and (iii) the Fund’s participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.

III. STATUTORY PROVISIONS

Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(l) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

Section 18(f)(l) of the Act prohibits an open-end investment company from issuing “any senior security except that any such registered company shall be permitted to borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....” Under Section 18(g) of the Act, the term “senior security” generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

Rule 17d-l(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Similarly, Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV. REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(l), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

(2)	On each business day, the Interfund Lending Committee will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

(3)

If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)

A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

(5)

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all of its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

(6)	No Fund may lend to another Fund through the proposed credit facility if the loan would cause its aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

(8)	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)	A Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

(10)	Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

(11)	A Fund’s participation in the proposed credit facility must be consistent with its investment objectives, and limitations and organizational documents.

(12)	The Interfund Lending Committee will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Interfund Lending Committee will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Interfund Lending Committee will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

(13)

The Interfund Lending Committee will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Trust concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

(14)	The Trustees of each Trust, including a majority of the Independent Trustees, will:

(a)	review, no less frequently than quarterly, each Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)	establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)	review, no less frequently than annually, the continuing appropriateness of each Fund’s participation in the proposed credit facility.

(15)

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, an Adviser will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[4] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

[4]	If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

(16)	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money market fund in which the lending Fund could otherwise invest, and such other information presented to the Fund Trustees in connection with the review required by conditions (13) and (14).

(17)	The Advisers will prepare and submit to the Trustees for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed credit facility, the Advisers will report on the operations of the proposed credit facility at the Trustees’ quarterly meetings.

Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Trustees each year that the Fund participates in the proposed credit facility, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund and the Advisers have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a)	that the Interfund Loan Rate will be higher than the Repo Rate, and, if applicable, the yield of the money market funds, but lower than the Bank Loan Rate;

(b)	compliance with the collateral requirements as set forth in the Application;

(c)	compliance with the percentage limitations on interfund borrowing and lending;

(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees; and

(e)	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed credit facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)	No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

V. STATEMENT IN SUPPORT OF THE REQUESTED ORDER

A. Discussion of Precedents.

The Commission has granted orders permitting several other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially identical to those proposed herein. In the Matter of the Alger Funds, et al., Investment Company Act Rel. No. 28819 (July 16, 2009) (Notice), Investment Company Act Rel. No. 288444 (Aug. 11, 2009)(Order); In the Matter of Dodge & Cox Funds, et al., Investment Company Act Rel. No. 28409 (Sept. 29, 2008) (Notice), Investment Company Rel. No. 28470 (Oct. 27, 2008) (Order); In the Matter of Pioneer Bond Fund, et al., Investment Company Act Rel. No. 28144 (Feb. 5, 2008) (notice), Investment Company Act Rel. No. 28182 (March 4, 2008) (order); In the Matter of Riversource Diversified Income Series. Inc., et al, Investment Company Act Rel. No. 27506 (September 28, 2006) (Notice), Investment Company Act Rel. No. 27525 (October 24, 2006) (Order); In the Matter of Wells Fargo Funds Trust. et al., Investment Company Act Rel. No. 27309 (May 1, 2006) (Notice), Investment Company Act Rel. No. 27385 (May 30, 2006) (Order); In the Matter of Frank Russell Investment Company, et al., Investment Company Act Rel. No. 27292 (April 25, 2006) (Notice), Investment Company Act Rel. No. 27325 (May 23, 2006) (Order); In the Matter of Bridgeway Funds, Inc., et al., Investment Company Act Rel. No. 27290 (April 18, 2006) (Notice), Investment Company Act Rel. No. 27322 (May 16, 2006) (Order); In the Matter of Thrivent Mutual Funds. et al., Investment Company Act Rel. No. 27201 (January 3, 2006) (Notice), Investment Company Act Rel. No. 27222 (January 31, 2006) (Order); In the Matter of Marshall Funds, Inc., et al.; Investment Company Act Rel. No. 27060 (September 8, 2005) (Notice); Investment Company Act Rel. No. 27111 (October 5, 2005) (Order); In the Matter of SEI Institutional Managed Trust, et al., Investment Company Act Rel. No.

26762 (February 17, 2005) (Notice), Investment Company Act Rel. No. 26783 (March 15, 2005) (Order); In the Matter of Dreyfus Founders Funds, Inc., et al.; Investment Company Act Rel. No. 26487 (June 24, 2004) (Notice), Investment Company Act Rel. No. 26499 (July 20, 2004) (Order); In the Matter of AMR Investment Services Trust, Investment Company Act Rel. No. 26413 (April 8, 2004) (Notice), Investment Company Act Rel. No. 26443 (May 4, 2004) (Order); In the Matter of Nations Funds Trust. et al., Investment Company Act Rel. No. 26146 (August 11, 2003) (Notice), Investment Company Act Rel. No. 26174 (September 5, 2003) (Order); In the Matter of PBHG Funds. et al., Investment Company Act Rel. No. 26100 (July 15, 2003) (Notice), Investment Company Act Rel. No. 26148 (August 12, 2003) (Order); In the Matter of AB Funds Trust and SBC Financial Services. Inc., Investment Company Act Rel. No. 26067 (June 4, 2003) (Notice), Investment Company Act Rel. No. 26093 (July 1, 2003) (Order); In the Matter of ARK Funds, Allied Investment Advisors, Inc., Allfirst Trust Company, N.A., Investment Company Act Rel. No. 25923 (February 3, 2003) (Notice), Investment Company Act Rel. No. 25950 (March 3, 2003) (Order); In the Matter of Oppenheimer Integrity Funds, et al., Investment Company Act Rel. No. 25760 (September 30, 2002) (Notice), Investment Company Act Rel. No. 25776 (October 22, 2002) (Order); In the Matter of Colchester Street Trust, et al., Investment Company Act Rel. No. 24563 (July 24, 2000) (Notice), Investment Company Act Rel. No. 24602 (August 21, 2000) (Order).

B. Discussion in Support of the Application.

The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than the receipt of their regular advisory fees, the Advisers have no pecuniary or other interest in establishing the program.

The Trustees of the Trusts have carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed credit facility and have concluded that participation in the proposed credit facility would be in the best interests of the Funds. The Trustees also have determined that the significant benefits derived from participation in the proposed credit facility more than outweigh the nominal additional risks that may be incurred by the Funds. The Trustees of any Fund that determines to participate in the proposed credit facility in the future would be required to make a similar determination before it could participate in the proposed credit facility.

The significant benefits to be derived from participation in the proposed credit facility will be shared by both the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Lending Committee will compare the Interfund Loan Rate set under the interest rate formula with the available Bank Loan Rate and the Repo Rate on each business day.

A Fund would be allowed to participate in the proposed credit facility only if the Interfund Loan Rate were higher than the Repo Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans is likely to be de minimus given the extremely high asset coverage requirements for any Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.

The proposed credit facility has been designed to serve only as a supplemental source of credit for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

The Trustees of each Trust have determined that each Fund should be permitted to borrow under the proposed credit facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

To assure that a lending Fund’s use of the proposed credit facility reflects only the normal levels of short-term investment activity, the Trustees have determined that the Funds should limit their loans extended through the proposed credit facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.

The Trustees further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent “high quality” debt with minimal credit risk, fully comparable with, and in many cases superior to, other short term instruments available to the Funds. It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1,000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3 % limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding

Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Trustees will exercise effective oversight of the proposed credit facility, the Trustees believe Interfund Loans to be comparable in credit quality to money market (short-term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility. Collateralization would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the Advisers, through the Interfund Lending Committee, and would be subject to the oversight of the Independent Trustees.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

(1)

Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although the Trustees of the Funds believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to money market funds, repurchase agreements or other comparable short term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the loan agreement, an Adviser will promptly refer the loan for arbitration to an independent arbitrator selected by the Trustees of each Trust with a Fund involved in the loan as described above who will act as arbitrator of disputes concerning the Interfund Loan.[5] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. The Advisers have no pecuniary interest in the administration of the program. As noted earlier, the Advisers, through the Interfund Lending Committee, would administer the proposed credit facility as disinterested fiduciaries as part of the Funds’ overall cash management program. Each Adviser, through the Interfund Lending Committee, would administer the program as part of its duties under the investment management contract with each Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility, although it may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. These fees would be no higher than those applicable for comparable bank loan transactions.

The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed credit facility, the Funds would not negotiate interest rates between themselves and an Adviser would not set rates in its discretion. Rather, rates would be determined pursuant to a pre established formula, approved by the Trustees, which would be a function of the current rates quoted by independent third parties for short term bank borrowing and for short term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.

The proposed credit facility would also not present any significant potential that any Fund’s portfolio manager would maintain or expand the Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to,

[5]	If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Lending Committee. As discussed above, the Interfund Lending Committee would continue to operate independently of the Funds’ portfolio managers. The Interfund Lending Committee will accumulate data at least once each business day on the Funds’ total short term borrowing needs to meet redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Interfund Lending Committee would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to any portfolio managers. The Interfund Lending Committee would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund or otherwise intervene in the Interfund Lending Committee’s allocation of loans. No portfolio manager would be able to influence the Interfund Lending Committee’s allocation of loans.

Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.6 Since each manager’s compensation is related to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing.

For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c) and 17(b) of the Act and Rule 17d-1 thereunder.

1. Exemption from Sections 17(a)(3) and 21(b) of the Act.

NTI is the investment adviser of each Fund, NTGIL is co-investment adviser to the NIF’s International Growth Portfolio, NF’s International Growth Equity Fund and NF’s Global Fixed Income Fund and NTGA is co-investment adviser to the NF’s Multi-Manager Funds. The principal officers and the Trustees of each Trust are identical.7 Although the power of the Trustees and officers of each Trust arises solely as result of

[6]

A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

[7]	Two of the Trustees do not serve as Trustees of the Multi-Manager Funds, which has a series board.

their official positions with the Trust, in view of the overlap of the investment advisers, and of all of the Trustees and officers between the Trusts, the Trusts and the Funds might be asserted to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the Act. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

(a) The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Repo Rate and the Bank Loan Rate). Thus, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the Trustees, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Trust’s Trustees, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

(b) The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements and the General Purposes of the Act.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, Subparagraphs (B) and (G) of Section 8(b)(l) of the Act require that registered investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. If the relief herein is granted, each Fund will include disclosure in its statement of additional information on the possibility of the Fund’s participation in the proposed credit facility. A Fund would include disclosure regarding the proposed credit facility in its statement of additional information as long as the Fund participates in the proposed credit facility.

The proposed credit facility also is consistent with the general purposes of the Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.8 The proposed transactions do not raise such concerns because: (i) each Adviser, through the Interfund Lending Committee, would administer the program as a disinterested fiduciary as part of its duties under the investment management contract with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments either directly or through a Money Market Fund; (iii) the Interfund Loans would not involve a significantly greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, the other terms and conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

For the foregoing reasons, and in light of the other terms and conditions that the Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.

2. Exemption from Sections 17(a)(l), 17(a)(2) and 12(d)(1) of the Act.

As noted above, Applicants submit that the proposed credit facility may not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any “security” by a borrowing Fund to lending Fund within the meaning of Sections 17(a)(l) or 12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund

[8]

The affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

Loan could be deemed to constitute a security for the purposes of Sections 17(a)(l) and 12(d)(1) of the Act. Thus, the Applicants seek through this Application to eliminate any possible questions or doubts concerning their participation in the proposed credit facility.

Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company or any affiliated person of such a person from purchasing securities or other property from the investment company. Pursuant to conditions (3), (4) and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act. 9

Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

The primary purpose of Section 17(a)(l) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property, i.e., to prevent self-dealing.10 Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the Trustees of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company’s acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment

[9]

See, Rubin v. United States, 449 U.S. 424 (1981), See also Salomon Brothers Asset Management Inc., et al. Investment Company Act Release Nos. 24181(Dec. 1, 1999)(notice) and 24222 (Dec. 28, 1999) (order).

[10]	See, e.g., S. Rep. No. 1775. 76th Cong., 3 Sess. 6 (1940).

companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. Each Adviser, through the Interfund Lending Committee, would administer the proposed credit facility as a disinterested fiduciary under its existing investment management agreement with the Funds, and would receive no additional compensation for its services in connection with the administration of the credit facility. An Adviser may collect standard pricing, record keeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Fees paid to an Adviser in connection with an Interfund Loan would be no higher than those applicable for comparable bank loan transactions.

Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interest of Fund shareholders.

3. Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed credit facility would not involve any “joint enterprise” with any affiliated person subject to Section 17(d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which an affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.11 For the same reasons discussed above with respect to Section 17(a), each Applicant’s participation in the proposed credit facility would not involve overreaching or unfair advantage of any other Applicant. Furthermore, the proposed credit facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed credit facility would be on terms which are no different from or less advantageous than that of other participating Funds.

[11]	See, e.g., Hearings on S.3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

4. Exemption from Section 18(f)(l) of the Act.

Applicants request exemptive relief under Section 6(c) from Section 18(f)(l) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks). Section 18(f)(l) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . .” Applicants seek exemption from these provisions only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the other terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(l) that all borrowings of a Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of Section 18(f)(l). Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VI. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the addresses of the Trusts and each Adviser are as follows:

The Northern Funds Northern Institutional Funds Northern Trust Investments, N.A. 50 South LaSalle Street Chicago, Illinois 60603 (312) 630-6000	Northern Trust Global Investments Limited 50 Bank Street Canary Wharf London E14 5NT United Kingdom +44 (20) 7982 2000	The Northern Trust Company of Connecticut 300 Atlantic Street Stamford, Connecticut 06901 (800) 722-4609

The Applicants further state that all communications concerning this Application should be directed to:

Diana E. McCarthy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Philadelphia, Pennsylvania 19103-6996
(215) 988-1146

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit B. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit C.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

Northern Funds

	By:	/S/ LLOYD A. WENNLUND
Lloyd A. Wennlund
President

Date: March 4, 2010

Northern Institutional Funds

	By:	/S/ LLOYD A. WENNLUND
Lloyd A. Wennlund
President

Date: March 4, 2010

Northern Trust Investments, N.A.

	By:	/S/ ERIC K. SCHWEITZER
Eric K. Schweitzer
Senior Vice President

Date: March 4, 2010

Northern Trust Global Investments Limited

	By:	/S/ WAYNE G. BOWERS
Wayne G. Bowers
Chief Executive Officer

Date: March 4, 2010

The Northern Trust Company of Connecticut

	By:	/S/ JOSEPH W. MCINERNEY
Joseph W. McInerney
President

Date: March 4, 2010

EXHIBIT INDEX

A.	List of Funds.

1.	Northern Funds
2.	Northern Institutional Funds

B.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	Northern Funds
2.	Northern Institutional Funds
3.	Northern Trust Investments, N.A.
4.	Northern Trust Global Investments Limited
5.	The Northern Trust Company of Connecticut

C.	Verifications required pursuant to Rule 0-2(d).

1.	Northern Funds
2.	Northern Institutional Funds
3.	Northern Trust Investments, N.A.
4.	Northern Trust Global Investments Limited
5.	The Northern Trust Company of Connecticut

EXHIBIT A-1

LIST OF NORTHERN FUNDS

Emerging Markets Equity Fund
Enhanced Large Cap Fund
Global Real Estate Index Fund
Global Sustainability Index Fund
Growth Equity Fund
Income Equity Fund
International Equity Index Fund
International Growth Equity Fund
Large Cap Value Fund
Mid Cap Growth Fund
Mid Cap Index Fund
Multi-Manager Emerging Markets Equity Fund
Multi-Manager Global Real Estate Fund
Multi-Manager High Yield Opportunity Fund
Multi-Manager International Equity Fund
Multi-Manager Large Cap Fund
Multi-Manager Mid Cap Fund
Multi-Manager Small Cap Fund
Select Equity Fund
Small Cap Core Fund
Small Cap Index Fund
Small Cap Value Fund
Stock Index Fund
Technology Fund
Arizona Tax-Exempt Fund
Bond Index Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Fixed Income Fund
Global Fixed Income Fund
High Yield Fixed Income Fund
High Yield Municipal Fund
Intermediate Tax-Exempt Fund
Short-Intermediate Tax-Exempt Fund
Short-Intermediate U.S. Government Fund
Tax-Advantaged Ultra-Short Fixed Income Fund
Tax-Exempt Fund
U.S. Government Fund
Ultra-Short Fixed Income Fund
California Municipal Money Market Fund
Money Market Fund

Municipal Money Market Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund

EXHIBIT A-2

LIST OF NORTHERN INSTITUTIONAL FUNDS

International Growth Portfolio
Large Cap Index Portfolio
International Equity Index Portfolio
Small Company Index Portfolio
Focused Growth Portfolio
Diversified Growth Portfolio
Equity Index Portfolio
Global Tactical Asset Allocation Portfolio
Tax-Exempt Portfolio
Bond Portfolio
Core Bond Portfolio
U.S. Treasury Index Portfolio
Intermediate Bond Portfolio
Short Bond Portfolio
U.S. Government Securities Portfolio
Diversified Assets Portfolio
Prime Obligations Portfolio
Government Portfolio
Government Select Portfolio
Treasury Portfolio
Municipal Portfolio
Liquid Assets Portfolio

EXHIBIT B-1

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN FUNDS

CERTIFICATE

I, Craig Carberry, do hereby certify that I am the Secretary of Northern Funds (the “Trust”), the trust that has executed the attached Application dated March 4, 2010. I hereby certify that the following votes were duly adopted by the Trustees of the Trust on November 7, 2008, that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:

THE TRUST

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an application (the “Application”) with respect to certain provisions of the 1940 Act (including an application under Section 6(c), 12(d)(l)(J), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder for an exemption from the provisions of Sections 12(d)(l), 17(a)(l), 17(a)(3), 17(d), 18(f) and 21(b) of the 1940 Act and Rule 17d-1 thereunder) in order to permit the Trust to participate in the joint lending and borrowing facility discussed at this meeting; (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of March, 2010.

/s/ Craig Carberry
Craig Carberry
Secretary
Northern Funds

EXHIBIT B-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN INSTITUTIONAL FUNDS

CERTIFICATE

I, Craig Carberry, do hereby certify that I am the Secretary of Northern Institutional Funds (the “Trust”), the trust that has executed the attached Application dated March 4, 2010. I hereby certify that the following votes were duly adopted by the Trustees of the Trust on November 7, 2008, that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:

THE TRUST

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an application (the “Application”) with respect to certain provisions of the 1940 Act (including an application under Section 6(c), 12(d)(l)(J), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder for an exemption from the provisions of Sections 12(d)(l), 17(a)(l), 17(a)(3), 17(d), 18(f) and 21(b) of the 1940 Act and Rule 17d-1 thereunder) in order to permit the Trust to participate in the joint lending and borrowing facility discussed at this meeting; (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of March, 2010.

/s/ Craig Carberry
Craig Carberry
Secretary
Northern Institutional Funds

EXHIBIT B-3

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, N.A.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, N.A., a national banking association; and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, N.A. Eric K. Schweitzer is authorized to sign and file this document on behalf of Northern Trust Investments, N.A., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c), 12(d)(1)(J), 17(b) and 17(d) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, to permit certain Interfund Lending arrangements, is the genuine signature of Eric K. Schweitzer, a duly elected and qualified Senior Vice President of Northern Trust Investments, N.A.

IN WITNESS WHEREOF, I have hereunto set my name as of the 4th day of March, 2010.

/s/ Craig Carberry
Craig Carberry
Secretary
Northern Trust Investments, N.A.

EXHIBIT B-4

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST GLOBAL INVESTMENTS LIMITED

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Global Investments Limited, and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Global Investments Limited. Wayne G. Bowers is authorized to sign and file this document on behalf of Northern Trust Global Investments Limited, pursuant to the general authority vested in him as Chief Executive Officer.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c),12(d)(1)(J),
17(b) and 17(d) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, to permit certain Interfund Lending arrangements, is the genuine signature of Wayne G. Bowers, the duly elected and qualified Chief Executive Officer of Northern Trust Global Investments Limited.

IN WITNESS WHEREOF, I have hereunto set my name as of the 4th day of March, 2010.

/s/ Rupert Barnes
Rupert Barnes
Secretary
Northern Trust Global Investments Limited

EXHIBIT B-5

AUTHORIZATION

RULE 0-2(c)(l)

THE NORTHERN TRUST COMPANY OF CONNECTICUT

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of The Northern Trust Company of Connecticut, and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of The Northern Trust Company of Connecticut Joseph W. McInerney is authorized to sign and file this document on behalf of The Northern Trust Company of Connecticut, pursuant to the general authority vested in him as President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c), 12(d)(1)(J),
17(b) and 17(d) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, to permit certain Interfund Lending arrangements, is the genuine signature of Joseph W. McInerney, the duly elected and qualified President of The Northern Trust Company of Connecticut

IN WITNESS WHEREOF, I have hereunto set my name as of the 4th of March, 2010.

/s/ Craig Carberry
Craig Carberry
Secretary
Northern Trust Global Advisors, Inc.

EXHIBIT C-1

VERIFICATION

RULE 0-2(d)

NORTHERN FUNDS

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated March 4, 2010 for and on behalf of Northern Funds (the “Trust”); that he is President of the foregoing Trust; and that all actions of the Board of Trustees of the foregoing Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lloyd A. Wennlund
Lloyd A. Wennlund
President
Northern Funds

EXHIBIT C-2

VERIFICATION

RULE 0-2(d)

NORTHERN INSTITUTIONAL FUNDS

VERIFICATION

The undersigned states that that he has duly executed the attached Application dated March 4, 2010 for and on behalf of Northern Institutional Funds (the “Trust”); that he is President of the foregoing Trust; and that all actions of the Board of Trustees of the foregoing Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lloyd A. Wennlund
Lloyd A. Wennlund
President
Northern Institutional Funds

EXHIBIT C-3

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, N.A.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 4, 2010 for and on behalf of Northern Trust Investments, N.A.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Eric K. Schweitzer
Eric K. Schweitzer
Senior Vice President
Northern Trust Investments, N.A.

EXHIBIT C-4

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST GLOBAL INVESTMENTS LIMITED

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 4, 2010 for and on behalf of Northern Trust Global Investments Limited; that he is Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Wayne G. Bowers
Wayne G. Bowers
Chief Executive Officer
Northern Trust Global Investments Limited

EXHIBIT C-5

VERIFICATION

RULE 0-2(d)

THE NORTHERN TRUST COMPANY OF CONNECTICUT

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 4, 2010 for and on behalf of The Northern Trust Company of Connecticut; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph W. McInerney
Joseph W. McInerney
President
The Northern Trust Company of Connecticut